12 October 2006

MEDIA RELEASE

Telecom to refund customers

Telecom has identified a billing issue where some customers who have made service changes with Telecom will have been incorrectly billed.

The overcharging error affected customers whose “in” and “out” dates were wrongly entered when they changed their services with Telecom (or requested a new service with Telecom that was incorrectly provisioned) between 1 January 1989 and 30 May 2006.

The affected customers would have been charged for one day on their old service and, at the same time, been charged for one day on their new service. This created a one day overcharge on their new service.

Telecom General Manager Technology Operations Kelly Moore said Telecom takes its responsibilities to customers seriously and would like to apologise to customers for the error that has occurred.

“Telecom has entered into a Deed of Settlement with the Commerce Commission and acknowledges that this issue breached the Fair Trading Act 1986,” Ms Moore said.

“The error affected customers with fixed line and mobile services, including both business and residential customers.”

Telecom has taken steps to reduce the likelihood of the error occurring in the future, Ms Moore said.

“An interim fix was applied in May 2006 to identify instances where a customer had been wrongly charged and apply a credit adjustment to their statement.

“Telecom has also made the commitment to introduce a permanent solution in the longer term.”

Telecom will begin refunding current customer accounts affected by the billing error from 1 November 2006. A credit will appear automatically on their November bill.

The average refund for residential customers affected by the error is $1.25 including GST and the average refund for business customers affected by the error is approximately $2.45 including GST.

Former Telecom account holders affected by the error for the period September 2002 – May 2006, will be sent a letter to their last known address in early 2007 advising them of the process they can follow to receive a refund. Alternatively they can go to www.telecom.co.nz/servicechange to pre-register with their details.

Former Telecom account holders prior to August 2002 can also go to www.telecom.co.nz/servicechange to pre-register with their details if they think a credit might be due.

ENDS

For more information please contact:

Sean Martin
Media Relations Executive
04 498 9423
027 281 4975
sean.martin@telecom.co.nz